UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C.  20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                       (Amendment No. 10-FINAL AMENDMENT)

                                  Cagle's, Inc.
                                (Name of Issuer)

                               Class A Common Stock
                          (Title of Class of Securities)

                                   127703-10-6
                                 (CUSIP Number)

Check the following box if a fee is being paid with this statement /  /.
(A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

* On March 7, 1983, J. Douglas Cagle acquired shares of Class A Common Stock (the "Stock") of Cagle's, Inc. (the "Issuer) Prior to such date, Mr. Cagle already owned more than 5% of the Stock, which he had acquired prior to the Issuer's initial public offering in 1973, but he had made no other acquisitions. After the 1983 acquisition, Mr. Cagle continued to file amended Form 13G's in addition to Form 13D's for each subsequent disposition or acquisition of stock. As it is not necessary that Mr. Cagle file amendments to Form 13G, this filing will be the last such amendment.

                              Page 1 of 5


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 CUSIP No. 127703-10-6            13G          Page 2 of 5 Pages
- -------------------------------------------------------------------------------

 1     NAME OF REPORTING PERSON
       S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
           J. Douglas Cagle     ###-##-####
- -------------------------------------------------------------------------------

 2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
               (a)___
               (b)_X_
- -------------------------------------------------------------------------------

 3     SEC USE ONLY

- -------------------------------------------------------------------------------

 4     CITIZENSHIP OR PLACE OF ORGANIZATION
           Georgia
- -------------------------------------------------------------------------------

                           5     SOLE VOTING POWER
 NUMBER                             2,147,964
 OF                      ------------------------------------------------------
 SHARES                    6    SHARED VOTING POWER
 BENEFICIALLY
 OWNED BY                ------------------------------------------------------
 EACH                      7    SOLE DISPOSITIVE POWER
 REPORTING                          2,147,964
 PERSON                  ------------------------------------------------------
 WITH                      8    SHARED DISPOSITIVE POWER

- -------------------------------------------------------------------------------

 9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          2,147,964
- -------------------------------------------------------------------------------

 10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
                                                                           /  /
- -------------------------------------------------------------------------------

 11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
          42.4%
- -------------------------------------------------------------------------------

 12  TYPE OF REPORTING PERSON*
          IN
- -------------------------------------------------------------------------------
                         *SEE INSTRUCTION BEFORE FILLING OUT!

Page 2 of 5 pages



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                                               Page 3 of 5 Pages

Item 1.
    (a)  Name of Issuer:     Cagle's, Inc.
    (b)  Address of Issuer's Principal Executive Offices: 2000 Hills Ave., N.W.,
                                                          Atlanta, Ga.  30318
Item 2.
    (a)  Name of Person Filing:    J. Douglas Cagle
    (b)  Address of Principal Business Office or, if none, Residence:
                  2000 Hills Avenue, N.W., Atlanta, Ga.  30318
    (c)  Citizenship:    Georgia
    (d)  Title of Class of Securities:   Class A Common Stock
    (e)  CUSIP Number:   127703-10-6

Item 3. If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b), check whether the person filing is a:
                                                 NOT APPLICABLE

Item 4.  Ownership
 If the percent of the class owned, as of December 31, of the year covered by the statement, or as of the last day of any month described in Rule 13d-1(b)(2), if applicable, exceeds five percent, provide the following information as of that date and identify those shares which there is a right to acquire.

 (a)  Amount Beneficially Owned 2,147,964

 (b)  Percent of Class  42.4%

 (c)  Number of shares as to which such person has:
     (i)    sole power to vote or to direct the vote:     2,147,964
     (ii)   shared power to vote or to direct the vote:           0
     (iii)  sole power to dispose or to direct the disposition of:  2,147,964
     (iv)   shared power to dispose or to direct the disposition of:       0

Item 5.  Ownership of Five Percent or Less of a Class
           NOT APPLICABLE

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

           With regard to the shares owned by Mr. Cagle directly, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities. With regard to the shares which Mr. Cagle owns as trustee, while there is a beneficiary entitled to receive the income from the trust, Mr. Cagle has sole voting and dispositive power over the shares in his capacity as trustee.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company
            NOT APPLICABLE

Item 8.  Identification and Classification of Members of the Group
           NOT APPLICABLE


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                                Page 4 of 5 Pages


Item 9.  Notice of Dissolution of Group
           NOT APPLICABLE

Item 10.  Certification


                                SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATE:  March 1, 1995

SIGNATURE:  J. Douglas Cagle

Name/Title: J. Douglas Cagle

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